SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 7, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on November 7, 2012.

Buenos Aires, November 7, 2012

To:

Bolsa de Comercio de Buenos Aires

Re.: Sect. 63 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 63 of the rules and regulations in force, we furnish the following information in connection with the quarterly balance sheet for the period ended September 30, 2012:

Expressed in AR$

1) Income of the Period – Earnings
Ordinary – Earnings	1,067,856
Special	0
Total	1,067,856

2) Shareholders’ Equity
Capital Stock	594,485
Premium on share issue	398,750
Shareholders’ Equity adjustments	4,511
Legal reserve	1,201,445
Special reserve for subordinated debt instrument	11,633
Optional reserve	2,443,352
Retained Income – Earnings	1,119,157
Total Shareholders’ Equity	5,773,333

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,539,895	227,429,453	237,969,348	40,03
Others	695,775	355,820,045	356,515,820	59,97
Total	11,235,670	583,249,498	594,485,168	100.00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The controlling group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto are domiciled at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director